

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2023

Ellery W. Roberts
Chief Executive Officer
1847 Holdings LLC
590 Madison Avenue, 21st Floor
New York, NY 10022

      Re: 1847 Holdings LLC
           Registration Statement on Form S-1
           Filed May 18, 2023
           File No. 333-272057

Dear Ellery W. Roberts:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Scott Anderegg at 202-551-3342 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services